

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2011

Via E-mail

Eric Stoppenhagen
President and Chief Financial Officer
Green Star Alternative Energy, Inc.
1328 W. Balboa Boulevard, Suite C
Newport Beach, California 92661

> **Re: Green Star Alternative Energy, Inc.**
> **Amendment No. 3 to Form 10-12G**
> **Filed March 29, 2011**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 17, 2011**
> **File No. 000-53627**

Dear Mr. Stoppenhagen:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

General

1. We note Mr. Stoppenhagen's involvement with the following companies not described in his biography: Catalyst Lighting Group, Inc.; Mammatech Corp.; Atheronova, Inc.; Digipath, Inc.; BioImagene, Inc.; Phototron Holdings, Inc.; Moqizone Holding Corp.; Smartag International, Inc; Getfugu, Inc.; MySkin, Inc.; Madero, Inc.; Mobile Nation, Inc.; and Landbank Group, Inc. Please include references to these companies in Mr. Stoppenhagen's biography as appropriate. Please indicate any ownership interest that Mr. Stoppenhagen has in these entities. Please indicate whether any of these entities are

blank check companies. Please also include a new section in the filing describing any blank check companies in which Mr. Stoppenhagen was or is involved. Include the following:

- Disclose the name of the blank check company, the date the registration statement was filed on EDGAR, the public reporting status of company, and describe the status of any mergers or acquisitions with the blank check company.

- Describe any blank check offerings, including the date of the initial public offering, offering price, aggregate dollar amount raised, purpose of the offering, any mergers or acquisitions that have occurred, dates of transactions, consideration given and received in those transactions, and management's subsequent involvement in each company.

- Disclose whether any transaction resulted in termination of Mr. Stoppenhagen's association with any blank check company, including the date of such transaction, the nature and dollar amount of any consideration received, the amount of any retained equity interest, and the identity of any successor entity. Also discuss any affiliated or third party involvement in the transaction.

Forward-Looking Statements, page 3

2.   Please explain the reference to the Republic of Serbia given your new business plan or revise.

Item 1. Description of Business, page 4

3.   Please disclose whether you intend to provide shareholders with complete disclosure concerning a target company and its business, including audited financial statements, prior to any merger or acquisition.

4.   On page 6 you refer to "officers and directors" although you have one officer and director. Please correct this reference here and throughout the document.

Item 1A. Risk Factors, page 7

5.   In the introductory paragraph, you state "[o]ther risks and uncertainties may also affect our results or operations adversely." Please delete this statement. All material risks should be described in your disclosure. If risks are not deemed material, you should not reference them.

"We have encouraged continuing operating losses…," page 7

6.   Please explain the reference to the Serbian Joint Venture or revise.

Eric Stoppenhagen
Green Star Alternative Energy, Inc.
April 28, 2011
Page 3

Item 5. Directors, Executive Officers, Promoters and Control Persons, page 15

7. Please include De Castro Investments, Inc. in Mr. De Castro's biography or advise, as requested in our comment letter dated February 23, 2010 and in previous comment letters.

Conflicts of Interest, page 17

8. Please explain and expand upon the statement that "[m]anagement will try to resolve conflicts to the best advantage of all concerned."

Promoters, page 21

9. Please reconcile the information here that there are no promoters with the information under Item 5 on page 15 and provide the disclosure required by Item 404(c) of Regulation S-K regarding promoters as applicable.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters, page 21

10. Please indicate the amount(s) of common equity That Could Be Sold under Rule 144. See Item 201(a)(2) of Regulation S-K.

Item 13. Financial Statements and Supplementary Data, page 29

11. Please tell us how "Forfeited equipment" constitutes a cash investing activity as reflected in 2010. Please note that if this equipment was repossessed or transferred in a non-cash exchange, it should be disclosed as opposed to reflected in the Statement of Cash Flows. Likewise, if the transaction that gave rise to the property plant and equipment was not a purchase for cash, then it should not be reflected in the Statements of Cash Flows. Non-cash financing and investing activities should be disclosed in the notes to the financial statements pursuant to ASC 230-10-50-3.

Item 15. Financial Statements and Exhibits, page 40

General

12. Please list separately all financial statements filed as part of the registration statement as required by Item 15 of Form 10.

13. We reviewed your response to comment 19 in our letter dated February 23, 2010 and we re-issue our previous comment. Please ensure that changes in your capital structure related to your January 29, 2010 stock dividend are retroactively reflected in the financial statements and cross referenced to a footnote which discloses the change made and the date the change became effective. Refer to ASC 505-10-S-99.

Note 2. Summary of Significant Accounting Policies, page 32

Basis of Presentation, page 32

14. Please tell us why the financial statements do not include all disclosures required by generally accepted accounting principles. Please be specific in your response. Please also advise us how such financial statements can be in accordance with U.S. GAAP if not all disclosures required by generally accepted accounting principles are present.

Form 10-K for Fiscal Year Ended December 31, 2010

15. Please address the comments above in future filings to the extent applicable.

Item 9A. Controls and Procedures, page 18

16. Please note that the conclusions of your chief executive and chief financial officer regarding the effectiveness of your disclosure controls and procedures should either state, if true, that your disclosure controls are effective or that your disclosure controls and procedures are effective at the reasonable assurance level provided you also disclose that your disclosure controls and procedures are designed to provide reasonable assurance that the controls and procedures will meet their objectives. Please refer to Item 307 of Regulation S-K and Part II.F.4 of Final Rule Release 33-8238.

17. Please revise your disclosures regarding changes in internal control over financial reporting to comply with Item 308(c) of Regulation S-K. Specifically, please state that there were no changes in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Signatures, page 30

18. Please include the signature of your principal accounting officer or controller in the second signature block. Please see General Instruction D(2)(a) of Form 10-K.

Exhibits 31.1. Certifications

19. The certifications must correspond exactly to those set forth in Item 601(b)(31) of Regulation S-K. In future filings, please delete the references to Section 302 of the Sarbanes-Oxley Act of 2002 and Securities and Exchange Commission release 34-46427. This also applies to the certifications for your Form 10-Q for the periods ended September 30 and June 30, 2010. In paragraphs 4 and 5, you should state "the registrant's other certifying officer and I are" and make other conforming changes.

Eric Stoppenhagen
Green Star Alternative Energy, Inc.
April 28, 2011
Page 5

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or, in his absence, James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me, at (202) 551-3725, with any other questions.

Sincerely,

/s/ James Allegretto

H. Christopher Owings
Assistant Director